BioHarvest Sciences Appoints New Head of Business Development for its CDMO Division

Business development appointment is aligned with securing long-term customers for development and manufacturing partnerships

Vancouver, British Columbia and Rehovot, Israel - May 12, 2026 - BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) ("BioHarvest" or the "Company"), a leader in Botanical Synthesis technology and sustainable plant-based molecule development, today announced the appointment of Nedira Salzman-Frenkel to Vice President of Business Development. Ms. Salzman-Frenkel’s role will be instrumental for sourcing and managing new prospective contracts across the pharmaceutical, nutraceutical, nutrition, and cosmetic areas for BioHarvest’s contract development and manufacturing organization (CDMO) business.

Photo: Ms. Nedira Salzman-Frenkel

“We are pleased to welcome Nedira to our team to lead business development for BioHarvest’s CDMO, aligned with our strategy of building long-term partnerships with customers,” commented Dr. Zaki Rakib. “Nedira brings over a decade of experience in the life sciences industry, including securing contracts with pharmaceutical companies and other related sectors. She has strong experience leading licensing deals, operational scaling, and building cross-functional teams. Nedira will work closely with me to deliver on our revenue targets, in line with our anticipated growth and the launch of our new facility next year.”

Previously, Ms. Salzman-Frenkel was Vice President of Business Development at an Israeli biotech, where she spearheaded BD efforts, resulting in a binding licensing term-sheet with a top global pharmaceutical company for Phase 3 clinical development. Prior to this, Ms. Salzman-Frenkel was CEO of the Salzman Group, a global pharmaceutical and contract research organization (CRO) that was focused on pre-clinical and clinical development of novel, small-molecule therapeutics, while providing services to the pharmaceutical, medical device, and agrochemical industries. During her tenure, Ms. Salzman-Frenkel secured approximately $30 million dollars in CRO contracts across these industries. Prior to this, Ms. Salzman-Frenkel co-founded Beetlebung Pharma Ltd. and Solviva, as well as led business development efforts at Salzman Capital Ventures, Ltd., a firm providing full-service pharmaceutical support, custom laboratory research and development, and drug development consultation.

Ms. Salzman-Frenkel commented, “I am excited to join BioHarvest at such an important stage, particularly as demand continues to increase for innovative and sustainable CDMO solutions. BioHarvest’s Botanical Synthesis platform represents a differentiated approach to the development and manufacturing of plant-

derived bioactive compounds, and I look forward to expanding strategic partnerships and commercial opportunities across multiple industries. Leveraging my experience in drug development and business strategy, I aim to drive BioHarvest’s continued growth.”

Ms. Salzman-Frenkel has a Master of Business Administration from Tel Aviv University, a Master of Science in Biochemistry from Hebrew University of Jerusalem and a Bachelor of Science in Life Sciences from Ben Gurion University.

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on management’s current expectations, beliefs, and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. For the CDMO Services Business Unit, there is no assurance that the company will obtain expanded business partnerships and commercial opportunities, and readers are cautioned that additional future contracts or increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. There is no assurance that signed research agreements will proceed past a contracted stage, or that a developed molecule or compound will be commercialized or will generate royalties to the Company. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not undertake any obligation to update forward-looking statements except as required by applicable law. Additional information is contained in the Company’s SEC filings, available at http://www.sec.gov.

BioHarvest Company Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com